UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                    Under the Securities Exchange Act of 1934

                         For the month of November 2005

                         Commission File Number: 0-29350

                                  Vasogen Inc.
                 (Translation of registrant's name into English)

           2155 Dunwin Drive, Suite 10, Mississauga, Ontario, L5L 4M1
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                Form 20-F                          Form 40-F   X
                          -----                              -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   Yes                                No     X
                        -------                           -------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________.

On November 3, 2005, Vasogen Inc. entered into separate amendments (15 amendments in total) to the senior convertible notes, warrants and the registration rights agreement that it had entered into with five original investors in connection with its $40 million private offering of such securities which closed on October 7, 2005.

The fifteen amendments are attached as Exhibits 99.1 through 99.15 to this report and are incorporated herein by reference.




                                    SIGNATURE
                                    ---------

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               VASOGEN INC.

                               By: /s/ Jacqueline H.R. Le Saux
                                  ----------------------------------------------
                               Name:  Jacqueline H.R. Le Saux
                               Title:  Vice-President, Corporate & Legal Affairs




Date:   November 4, 2005

                                  EXHIBIT LIST

Exhibit             Description
-------             -----------

99.1 Letter Agreement, dated November 3, 2005, among Vasogen Inc., Vasogen Ireland Limited and Kings Road Investments Ltd.

99.2 Letter Agreement, dated November 3, 2005, among Vasogen Inc., Vasogen Ireland Limited and Capital Ventures International

99.3 Letter Agreement, dated November 3, 2005, among Vasogen Inc., Vasogen Ireland Limited and Amatis Ltd.

99.4 Letter Agreement, dated November 3, 2005, among Vasogen Inc., Vasogen Ireland Limited and Castlerigg Master Investments Ltd.

99.5 Letter Agreement, dated November 3, 2005, among Vasogen Inc., Vasogen Ireland Limited and Smithfield Fiduciary LLC

99.6 Letter Agreement, dated November 3, 2005, between Vasogen Inc. and Kings Road Investments Ltd.

99.7 Letter Agreement, dated November 3, 2005, between Vasogen Inc. and Capital Ventures International

99.8 Letter Agreement, dated November 3, 2005, between Vasogen Inc. and Amatis Ltd.

99.9 Letter Agreement, dated November 3, 2005, between Vasogen Inc. and Castlerigg Master Investments Ltd.

99.10 Letter Agreement, dated November 3, 2005, between Vasogen Inc. and Smithfield Fiduciary LLC

99.11 Letter Agreement, dated November 3, 2005, between Vasogen Inc. and Kings Road Investments Ltd.

99.12 Letter Agreement, dated November 3, 2005, between Vasogen Inc. and Capital Ventures International

99.13 Letter Agreement, dated November 3, 2005, between Vasogen Inc. and Amatis Ltd.

99.14 Letter Agreement, dated November 3, 2005, between Vasogen Inc. and Castlerigg Master Investments Ltd.

99.15 Letter Agreement, dated November 3, 2005, between Vasogen Inc. and Smithfield Fiduciary LLC